Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
To the Administrative Committee
Stewart Salary Deferral Plan:
We consent to the incorporation by reference in the Registration Statement (No.033-062535) on Form S-8 of Stewart Information Services Corporation of our report dated June 9, 2011, with respect to the statements of net assets available for benefits of Stewart Salary Deferral Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and related supplemental schedules of schedule H, line 4a — schedule of delinquent participant contributions for the year ended December 31, 2010 and schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Stewart Salary Deferral Plan.
/s/ MFR, P.C.
Houston, Texas
June 9, 2011